EXHIBIT 99.1

Fury Announces 2023 Eau Claire Exploration Program Focusing on Expanding Known Mineralized Zones and Advancing Early Stage Exploration Targets

Vancouver, Canada – April 11, 2023 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide an update on exploration plans for the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. In 2023, the Company plans to drill between 15,000 and 20,000 metres (m) at the project with the goals of 1) continuing expansion of the high-grade Eau Claire resource; 2) following up on the 2022 success at the Percival Prospect 14 kilometres (km) to the east of Eau Claire; and 3) advancing several early-stage exploration targets along the Cannard Deformation Zone to the drill ready stage.

“Following a highly successful drill program in 2022, we are excited to be returning to the Eau Claire resource and Percival Prospect. Our goal is to continue to expand the Eau Claire resource, which we know is open in all directions, while also looking for new discoveries elsewhere on the Eau Claire land package which we believe are possible at the Percival Prospect and to the East at our new targets discovered along the Cannard Deformation Zone,” commented Tim Clark, CEO of Fury. “Additionally, we are thrilled that Fury will start the year with C$16.2 million in the treasury and about C$60 million in current value in shares in Dolly Varden Silver, which arguably makes Fury one of the best-financed juniors in the sector.”

Western Hinge Target

Fury’s updated geological interpretation of the controls on mineralization within the Eau Claire resource and focus on the fold geometry at the Hinge Target in 2022 resulted in an overall increase of approximately 25% to the mineralized footprint (Figure 1). The mineralized system remains open in all directions and returned intercepts as high as 4m of 5.75 g/t gold; 1m of 21.4 g/t gold; 3.5m of 5.86 g/t gold and 1.5m of 22.77 g/t. The 2023 exploration program at the Hinge Target will focus on continued expansion of the footprint of mineralization to the west and up-dip while tightening up the drill spacing to 70-80m.

Percival Prospect

The Percival Prospect is situated 14 km east from the Eau Claire Deposit along the Cannard Deformation Zone which is the primary control over gold mineralization within the region. The Percival gold mineralization is currently represented by a 500m by 100m footprint with high-grade gold being defined to 300m below surface (Figure 2) currently represented by drilling highlights of 13.5m of 8.05 g/t gold; 7.5m of 4.38 g/t gold and 9.5m of 2.73 g/t gold. The 2023 exploration program at Percival will focus on western and down dip extensions of the identified high-grade gold mineralization within a steeply west plunging fold hinge.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Cannard Deformation Zone Pipeline Targets

The Cannard Deformation Zone exhibits a regional control on the distribution of known gold occurrences along its >100 km mapped extent, most notably Fury’s high-grade Eau Claire resource and the Percival Prospect. The 2023 exploration program will focus on advancing several known gold and multi-element geochemical anomalies to the drill ready stage through systematic disciplined exploration. The anomalies are located within or proximal to the Cannard Deformation Zone along the Percival trend and the southern portion of the Lac Clarkie project.

“We have been busy over the past few months reviewing the 2022 exploration results and further refining our targeting approach at the Western Hinge Target and the Percival Prospect. The diligent work of our technical team during the initial 50,000m drill campaign has resulted in a much better understanding of the controls on gold mineralization across the entire Eau Claire project area. This refined understanding has been evidenced through success with the drill bit and hit rates notably 20% higher than historical experience,” commented Bryan Atkinson, SVP Exploration of Fury. “We are looking forward to continuing to learn and iteratively applying that learning through our 2023 exploration program.”

Figure 1: Eau Claire Deposit long section area illustrating the resource block model and locations of the proposed 2023 Drilling in relation to previous drilling.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Percival Prospect Long Section

Extension of High-Grade Gold Down Plunge

Looking North
22KP-004
22KP-006
22KP-005
22KP-008
22KP-007
Percival Main
500m to Percival East
ER18-823²
6.26 g/t Au over 9.0m
ER19-830²
7.13 g/t Au over 8.5m
22KP-008³
8.05 g/t Au over 13.5m
incl. 25.80 g/t Au over 3.0m
ER19-845¹
8.47 g/t Au over 2.0m
85m
60m
22KP-005³
4.38 g/t Au over 7.5m
incl. 8.74 g/t Au over 3.0m
5.51 g/t Au over 3.0m
incl. 9.23 g/t Au over 1.5m
22KP-006³
2.73 g/t Au over 9.5m
incl. 8.57 g/t Au over 1.5m
OPEN
150 m

Legend
Fury Drill Hole
Historical Drill Hole
Proposed Drill Hole Pierce Point
Drill Intercept/ Gold Interpolant (Au g/t)
10
5
2.5
1
0.5

1. Au grade*thickness no less than 5 g/t*m with grade is no less than 0.25 g/t, maximum consecutive dilution 5m
2. Au grade*thickness no less than 5 g/t*m with grade is no less than 2 g/t, maximum consecutive dilution 2.5m
3. Main Intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m ; Sub-Intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m

Plan View
6km of Percival Trend
Percival Main
Percival East
Serendipity
22KP-005³
4.38 g/t Au over 7.5m
incl. 8.74 g/t Au over 3.0m
5.51 g/t Au over 3.0m
incl. 9.23 g/t Au over 1.5m
ER18-823²
6.26 g/t Au over 9.0m
Percival Fold
Anomalies
22KP-008³
8.05 g/t Au over 13.5m
incl. 25.80 g/t Au over 3.0m
ER19-845¹
8.47 g/t Au over 2.0m
22KP-006³
2.73 g/t Au over 9.5m
incl. 8.57 g/t Au over 1.5m
ER18-830²
7.13 g/t Au over 8.5m
500m
Cannard Extension
Legend
Structures
Biogeochemical Outline / Induced Polarization Survey
Biogeochemical Anomalies
Tested Biochemical Anomaly
Geology
Felsic Intrusive
Felsic Volcanic
Sediment Epiclastic
Iron Formation
Mafic Volcanic

Eau Claire
Snake Lake
Serendipity
Percival

Figure 2: Percival Long Section depicting the proposed locations of the 2023 follow-up drilling targeting the continuation of a steeply west plunging fold.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.5%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Forward-Looking Information and Additional Cautionary Language

This release includes several statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws. Forward-looking information contained in this release primarily relates to statements about the exploration plans for 2023 and those that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2022 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking statements, which are inherently uncertain and speak only as of the date hereof.

Cautionary Note to United States Investors Concerning Estimates of Mineral Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The Company's descriptions of its projects using applicable CIM terminology, which includes defined terms such as inferred, measured or indicated resources, may not be comparable to similar information about resource grades that would be made public by U.S. companies which are subject to the reporting and disclosure requirements under the United States federal securities laws.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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